FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Dated May 31, 2022

Commission File Number: 001-04546

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ M VARSELLONA
BY M VARSELLONA
CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 31 May, 2022

                                         EXHIBIT INDEX
                                         ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange dated 31 May 2022
Appointment of Non-Executive Director

Exhibit 99

Appointment of Non-Executive Director

London, 31 May 2022. Unilever PLC today announces the appointment of Nelson Peltz as a Non-Executive Director of the company and as a member of its Compensation Committee.

It is expected that the appointments will be effective from 20 July 2022.

Nelson Peltz is Chief Executive Officer and a Founding Partner of Trian Fund Management, L.P. ("Trian"), an investment management firm. He has previously served on the Boards of several major global consumer goods companies, including The Procter & Gamble Company, H.J. Heinz Company and Mondelēz International.

Nils Andersen, Chair of Unilever, said: "We are pleased to be welcoming Nelson to the Unilever Board. We have held extensive and constructive discussions with him and the Trian team and believe that Nelson's experience in the global consumer goods industry will be of value to Unilever as we continue to drive the performance of our business. We look forward to working closely together to create long term sustainable value for our shareholders and wider stakeholders."

Nelson Peltz said: "I am delighted to be joining the Board of Unilever. We believe it is a company with significant potential, through leveraging its portfolio of strong consumer brands and its geographical footprint. Trian has made a considerable investment in Unilever. We look forward to working collaboratively with management and the Board to help drive Unilever's strategy, operations, sustainability, and shareholder value for the benefit of all stakeholders."

Trian has confirmed that it manages funds which hold interests in approximately 37.4 million ordinary shares of Unilever, constituting approximately 1.5%* of Unilever's share capital.

*Based on Unilever's shares in issue (excluding treasury shares) on 30 May 2022.

Disclosures for the Purposes of the UK Listing Rules

Nelson Peltz's appointments as a Non-Executive Director and as a member of its Compensation Committee are expected to be confirmed on or before 20 July 2022, subject to receipt of any required regulatory approvals.

From April 1993 through June 2007, Mr Peltz served as Chairman and Chief Executive Officer of Triarc Companies, Inc. which during that period of time owned Arby's Restaurant Group, Inc. and the Snapple Beverage Group, as well as other consumer and industrial businesses. Mr Peltz was Chairman and Chief Executive Officer and a Director of Triangle Industries, Inc., the largest packaging company in the world and a Fortune 100 industrial company, from 1983 until December 1988, when that company was acquired by Pechiney, S.A., a leading international metals and packaging company. Mr Peltz began his business career in 1963 when he joined his family food business.

Mr Peltz currently serves as Non-Executive Chairman of The Wendy's Company and on the Boards of Janus Henderson Group Plc and Madison Square Garden Sports Corp.

In the early 1990s, Mr Peltz served as a director and executive chairman of Mountleigh Holdings plc, a UK property trading and retailing company, which was placed in administrative receivership in May 1992 after the Gulf War severely impacted the UK real estate market. In May 1991, Mr Peltz sold one-half of his shares in Mountleigh to a third party in a private off-market transaction. Before effecting the sale, Mr Peltz took legal advice from a leading firm of London solicitors and, having considered that advice, acted in the belief that the sale would not violate the London Stock Exchange's rules governing the timing of dealings in relation to restricted periods.  In August 1991, notwithstanding that his actions were in accordance with the advice received, the LSE issued a public censure to Mr. Peltz for dealing in Mountleigh securities during a restricted period while in possession of unpublished price-sensitive information. Since 1991, Mr Peltz has served on boards of various public companies, including: The Procter & Gamble Company, Mondelēz International, Inc., H.J. Heinz Company, The Wendy's Company, Ingersoll-Rand plc, Legg Mason, Inc., Invesco Ltd., Sysco Corporation, Janus Henderson Group Plc and Madison Square Garden Sports Corp.

There are no other matters that require disclosure under 9.6.13R of the UK Listing Rules.

ENDS
_____________________________________

Enquiries
Media:
London Press Office press.office-london@unilever.com
Jonathan Sibun +44 77 7999 9683 / JSibun@tulchangroup.com
Lucila Zambrano +44 78 2527 3767 / lucila.zambrano@unilever.com

Investors:
Investor Relations Team +44 20 7822 6830 / investor.relations@unilever.com

About Unilever

Unilever is one of the world's leading suppliers of Beauty & Personal Care, Home Care, and Foods & Refreshment products, with sales in over 190 countries and products used by 3.4 billion people every day. We have 148,000 employees and generated sales of €52.4 billion in 2021. Over half of our footprint is in developing and emerging markets. We have around 400 brands found in homes all over the world - including iconic global brands like Dove, Lifebuoy, Knorr, Magnum, OMO and Surf; and other brands such as Love Beauty & Planet, Hourglass, Seventh Generation and The Vegetarian Butcher.
Our vision is to be the global leader in sustainable business and to demonstrate how our purpose-led, future-fit business model drives superior performance. We have a long tradition of being a progressive, responsible business. It goes back to the days of our founder William Lever, who launched the world's first purposeful brand, Sunlight Soap, more than 100 years ago, and it's at the heart of how we run our company today.
The Unilever Compass, our sustainable business strategy, is set out to help us deliver superior performance and drive sustainable and responsible growth, while:
- Improving the health of the planet;
- Improving people's health, confidence and wellbeing; and
- Contributing to a fairer and more socially inclusive world.
While there is still more to do, in the past year we're proud to have achieved sector leadership in S&P's Dow Jones Sustainability Index, 'Triple A' status in CDP's Climate, Water and Forest benchmarks and to be named as the top ranked company in the GlobeScan/SustainAbility Sustainability Leaders survey, for the eleventh consecutive year.
For more information about Unilever and our brands, please visit www.unilever.com.
_____________________________________

This communication contains inside information. This is a public announcement pursuant to Article 17 paragraph 1 of the European Market Abuse Regulation (596/2014), including as applied in the UK.

Safe Harbour
This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements.

These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the 'Group'). They are not historical facts, nor are they guarantees of future performance or outcomes. Because these forward-looking statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2021 and the Unilever Annual Report and Accounts 2021 available on our corporate website www.unilever.com.